Exhibit 99.2

NEWS FOR IMMEDIATE RELEASE

October 29, 2014

WesBanco, Inc.

1 Bank Plaza

Wheeling, WV 26003

And

ESB Financial Corporation

600 Lawrence Avenue

Ellwood City, PA 16117

For Further Information Contact:

Todd M. Clossin (304) 234-9202

President & CEO, WesBanco, Inc.

Or

Charlotte A. Zuschlag

President & CEO, ESB Financial Corporation

(724) 758-5584

WesBanco, Inc. Furthers Expansion into Pittsburgh Market; Announces Agreement and Plan of Merger with ESB Financial Corporation

WHEELING, W. Va., October 29, 2014 /PRNewswire/ — WesBanco, Inc. (“WesBanco”) (Nasdaq:WSBC) and ESB Financial Corporation (“ESB”) (Nasdaq:ESBF) jointly announced today that they have executed a definitive Agreement and Plan of Merger providing for the merger of ESB with and into WesBanco. James C. Gardill, Chairman of the Board, and Todd F. Clossin, President & CEO, of WesBanco and William B. Salsgiver, Chairman of the Board, and Charlotte A. Zuschlag, President & CEO, of ESB, made the joint announcement.

Under the terms of the Agreement and Plan of Merger, which has been unanimously approved by the board of directors of both companies, WesBanco will exchange a combination of its common stock and cash for ESB common stock. ESB shareholders will receive 0.502 shares of WesBanco common stock and cash in the amount of $1.76 per share for each share of ESB common stock for a total value of approximately $17.65 per share or $324.4 million in aggregate. The exchange ratio is based on the average closing price of WesBanco common stock of $31.66 over the 15 day period ending on October 27, 2014. The merger is expected to qualify as a tax-free reorganization. The transaction values ESB at a price to tangible book value per share of 191% and a price to last twelve months earnings ended September 30, 2014 of 18.1 times.

Todd F. Clossin, President and Chief Executive Officer of WesBanco, stated, “This transaction leverages our existing presence in the Pittsburgh market, expands our franchise, strengthens our leadership position and builds on our previous momentum in Pittsburgh and Western Pennsylvania. With the acquisition of ESB, WesBanco will become a top 10 player in this important market. ESB is a well-established institution with a very strong franchise and exceptional customer service culture. We believe we can provide customers of those offices with a broader array of banking services, including expanded commercial and mortgage lending capabilities as well as leverage our trust and wealth management services.”

The transaction is expected to be 3% accretive to earnings in 2015, excluding one-time charges, and 9-10% accretive to earnings in 2016 and beyond. Earn back of tangible book value dilution is anticipated to be 2.4 years using the incremental retained earnings approach and approximately 5.4 years using the cross-over approach, including all one-time charges. The acquisition is subject to the approvals of the appropriate banking regulatory authorities and the approval vote of the shareholders of both ESB and WesBanco. It is expected that the transaction should be completed in the first or second quarter of 2015.

“We are excited about the opportunity to partner with ESB in building a stronger franchise in the Pittsburgh and Western Pennsylvania region. ESB is an outstanding community-based financial institution which mirrors the commitment and culture of our community banking organization. Together we can create a regional, service-based financial institution in a robust and expanding market,” said WesBanco Chairman of the Board, James C. Gardill.

William B. Salsgiver, Chairman of the Board of ESB stated, “We are excited to be joining with WesBanco and believe that the combination will benefit our shareholders, customers and the communities we serve.” Mr. Salsgiver continued, “I would personally like to recognize and thank Charlotte Zuschlag and the entire management team for their leadership over the past 25 plus years. This transaction with WesBanco will take us to the next level.”

Charlotte A. Zuschlag, President and Chief Executive Officer of ESB and ESB Bank, said, “We are thrilled to be joining with WesBanco, which is a premier regional banking franchise. We are excited about the new products and services that will be available to our customers and the communities we serve. I believe that this partnership will be a home run for the entire ESB family.”

At September 30, 2014, WesBanco had consolidated assets of approximately $6.3 billion, deposits of $5.1 billion, loans of $4.0 billion and shareholders’ equity of $789 million.

At September 30, 2014, ESB had consolidated assets of approximately $1.9 billion, deposits of $1.3 billion, loans of $713 million and shareholders’ equity of $205 million.

When the transaction is consummated, the combination of the two banking companies will create a bank with approximately $8.2 billion in total assets providing banking services through 143 branch locations and 128 ATM’s in three states. The transaction will expand WesBanco’s franchise by 23 offices located in the Pittsburgh MSA and Lawrence County, western Pennsylvania.

As a result of the merger, WesBanco will add to its board Ms. Zuschlag and another director of ESB or ESB Bank to be mutually agreed upon. All of the directors and named executive officers of ESB have entered into voting agreements with WesBanco pursuant to which they have agreed to vote their shares in favor of the transaction. The approximate four to six month time period leading to the consummation of the merger has officials of both organizations optimistic that organizing around customer service and product delivery can be effected with as little employee disruption as possible.

Financial advisors involved in the transaction were FBR Capital Markets & Co., representing WesBanco, and Mufson Howe Hunter & Company, LLC, representing ESB.

Legal representation in the transaction include Phillips Gardill Kaiser & Altmeyer PLC, Wheeling, WV, and K&L Gates LLP, Pittsburgh, PA, for WesBanco, and Silver, Freedman, Taff & Tiernan LLP, Washington, D.C., for ESB.

Forward-looking Statements:

This press release contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between WesBanco and ESB, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and ESB may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; ESB’s shareholders may not approve the merger; WesBanco’s shareholders may not approve the issuance of shares of WesBanco common stock in connection with the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco’s 2013 Annual Report on Form 10-K, ESB’s 2013 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and ESB with the Securities and Exchange Commission, including both companies’ Form 10-Qs as of March 31 and June 30, 2014 and both companies’ Form 8-K regarding their net income for the quarter ended September 30, 2014. All forward-looking statements included in this news release are based on information available at the time of the release. Neither WesBanco nor ESB assumes any obligation to update any forward-looking statement.

Conference Call Information:

WesBanco and ESB will host a conference call and webcast to discuss the Agreement and Plan of Merger on October 30, 2014 at 9:00 a.m. EDT. Investors, analysts and other interested parties may access the teleconference and webcast, which is sponsored by PR Newswire, at (888) 347-6607 or (412) 902-4290 for international callers. The call may also be listened to via Webcast through the “Investor Relations” section of WesBanco’s web site at http://www.wesbanco.com or by registering at http://www.videonewswire.com/event.asp?id=100913. Access to the Webcast will begin approximately 15 minutes prior to the start of the call. A replay of the call will be available shortly after the conclusion of the call for a period of approximately 30 days. The replay can be accessed by dialing (877) 344-7529 or (412) 317-0088 for international callers. The replay conference number is 10055489.

Additional Information About the Merger and Where to Find It:

Shareholders of WesBanco and ESB and other interested parties are urged to read the joint proxy statements/prospectus that will be included in the Form S-4 registration statement that WesBanco will file with the SEC in connection with the merger because it will contain important information about WesBanco, ESB, the merger and other related matters. A joint proxy statement/prospectus will be mailed to the respective shareholders of WesBanco and ESB prior to their respective shareholder meetings, which have not yet been scheduled. In addition, when the registration statement, which will include the joint proxy statements/prospectus and other related documents, is filed by WesBanco with the SEC, it may be obtained for free at the SEC’s website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either the WesBanco or ESB websites at http://www.wesbanco.com or at http://www.esbbank.com.

Any questions should be directed to Todd F. Clossin, President and Chief Executive Officer (304) 234-9202, James C. Gardill, Chairman (304) 234-9216 or Robert H. Young, Executive Vice President and Chief Financial Officer (304) 234-9447 of WesBanco, or Charlotte A. Zuschlag, President & Chief Executive Officer (724) 758-5584, William B. Salsgiver, Chairman (724) 758-5584 or Frank D. Martz, Group Executive Vice President of Operations and Secretary (724) 758-5584 of ESB.

Participants in the Solicitation:

WesBanco and ESB and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of WesBanco and ESB in connection with the proposed merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco’s 2014 annual meeting of shareholders, as filed with the SEC on March 14, 2014. Information about the directors and executive officers of ESB is set forth in the proxy statement for ESB’s 2014 annual meeting of shareholders, as filed with the SEC on March 14, 2014. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of WesBanco or ESB shareholders in connection with the proposed merger will be included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, WesBanco or ESB using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About ESB:

ESB Financial Corp. is a thrift holding company incorporated under the laws of the State of Pennsylvania and regulated by the Board of Governors of the Federal Reserve System. ESB operates a wholly-owned banking subsidiary, ESB Bank, which provides depository, lending, and other financial services to individuals and businesses in the Western Pennsylvania marketplace. ESB Bank is a state-chartered savings bank regulated by the State of Pennsylvania and insured by the Federal Deposit Insurance Corporation (FDIC). ESB Bank operates 23 banking offices in western Pennsylvania.

ESB’s common stock currently trades on the Nasdaq Global Select Market under the symbol “ESBF”.

About WesBanco:

WesBanco is a multi-state bank holding company with total assets of approximately $6.3 billion. WesBanco operates through 119 branch locations and 105 ATMs in West Virginia, Ohio, and Pennsylvania. Founded in 1870, WesBanco provides innovative retail and commercial, trust, investment and insurance products and services. WesBanco also offers retail and commercial financial services online at www.wesbanco.com and www.wesmarkfunds.com and through WesBancoLine, its 24-hour telephone banking service. WesBanco is the second largest bank holding company headquartered in West Virginia with the third overall deposit market share. WesBanco’s banking subsidiary is WesBanco Bank, Inc., headquartered in Wheeling, West Virginia. In addition, WesBanco operates an insurance brokerage company, WesBanco Insurance Services, Inc., and a full service broker/dealer, WesBanco Securities, Inc.

Wesbanco’s common stock trades on the Nasdaq Global Select Market under the symbol “WSBC”.

SOURCE WesBanco, Inc.